EXHIBIT A

TRANSACTIONS IN SHARES DURING THE PAST 60 DAYS

The following table sets forth all transactions in the Shares effected by the Reporting Person during the 60-day period prior to the date of this Schedule 13D:

Date of Transaction	Number of Shares	Price Per Share	Broker/Dealer	Total Consideration
01/05/2026	8,788	$5.57	Charles Schwab	$48,949.70
01/06/2026	9,946	$5.63	Charles Schwab	$55,921.14
01/07/2026	4,696	$5,78	Charles Schwab	$27,161.18
01/08/2026	5,116	$5.96	Charles Schwab	$30,523.29
01/09/2026	4,601	$6.16	Charles Schwab	$28,336.55

Notes:

●	All transactions were open market purchases on the Nasdaq Capital Market

●	Total shares acquired in 60-day period: 33,147 shares

●	Total consideration paid in 60-day period: $190,891.86